UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED

(Translation of registrant's name into English)

Suite 800, 333 Seymour Street

Vancouver, British Columbia, V6B 5A6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated May 19th, 2015 - GREAT PANTHER SILVER SIGNS OPTION AGREEMENT TO ACQUIRE CORICANCHA AU-AG-PB-ZN-CU MINE IN PERU
99.2	Material Change Report dated May 19th, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim A. Zadra
Jim A. Zadra
Chief Financial Officer & Corporate Secretary

Date: May  19, 2015